UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Great Elm Capital Group, Inc.

(Name of Issuer)

Common Stock

(Titles of Class of Securities)

39036P209

(CUSIP Number)

February 26, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39036P209	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON PC Elfun LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,520,016 (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,520,016 (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,520,016 (a) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0% (b) (See Item 4)
12	TYPE OF REPORTING PERSON PN

(a)	These shares include 2,520,016 shares of common stock issuable upon the conversion of 5.00% convertible senior PIK notes due 2030 of the Issuer (the “Convertible Notes”).
(b)

All percentages calculated in this Schedule 13G are based upon an aggregate of 25,429,897 shares of common stock outstanding as disclosed in the Securities Purchase Agreement included as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2020.

CUSIP No. 39036P209	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Pine Crest Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,520,016 (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,520,016 (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,520,016 (a) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0% (b) (See Item 4)
12	TYPE OF REPORTING PERSON PN

(a)	These shares include 2,520,016 shares of common stock issuable upon the conversion of the Convertible Notes.
(b)

All percentages calculated in this Schedule 13G are based upon an aggregate of 25,429,897 shares of common stock outstanding as disclosed in the Securities Purchase Agreement included as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2020.

CUSIP No. 39036P209	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Michael Hughes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,520,016 (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,520,016 (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,520,016 (a) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0% (b) (See Item 4)
12	TYPE OF REPORTING PERSON IN

(a)	These shares include 2,520,016 shares of common stock issuable upon the conversion of the Convertible Notes.
(b)

All percentages calculated in this Schedule 13G are based upon an aggregate of 25,429,897 shares of common stock outstanding as disclosed in the Securities Purchase Agreement included as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2020.

CUSIP No. 39036P209	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Daniel J. Hopkins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,520,016 (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,520,016 (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,520,016 (a) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0% (b) (See Item 4)
12	TYPE OF REPORTING PERSON IN

(a)	These shares include 2,520,016 shares of common stock issuable upon the conversion of the Convertible Notes.
(b)

All percentages calculated in this Schedule 13G are based upon an aggregate of 25,429,897 shares of common stock outstanding as disclosed in the Securities Purchase Agreement included as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2020.

CUSIP No. 39036P209	13G	Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

Great Elm Capital Group, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

800 South Street, Suite 230

Waltham, MA 02453

Item 2(a).	Name of Person Filing:

This statement is being jointly filed by each of the persons below pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act, all of whom together are referred to herein as the “Reporting Persons”:

(i) PC Elfun LLC

(ii) Pine Crest Capital LLC

(iii) Michael Hughes

(iv) Daniel J. Hopkins

The Reporting Persons have entered into a Joint Filing Agreement, dated March 5, 2020, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 630 Davis Street, Suite 201, Evanston, IL 60201.

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Common stock (the “Common Stock”)

Item 2(e).	CUSIP Number:

39036P209

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 39036P209	13G	Page 7 of 11 Pages

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

The Reporting Persons are entitled from time to time at their option to convert the Convertible Notes into shares of Common Stock at a conversion rate of $3.4722 per share. PC Elfun LLC directly holds Convertible Notes convertible into 2,520,016 shares of Common Stock of the Issuer, or 9.0% of the outstanding shares of Common Stock of the Issuer, assuming the exchange of all Convertible Notes held by PC Elfun LLC into shares of Common Stock, in accordance with Rule 13d-3 of the Act.

PC Elfun LLC is managed by Pine Crest Capital LLC, which is jointly owned by Michael Hughes and Daniel J. Hopkins. Pine Crest Capital LLC, Michael Hughes and Daniel J. Hopkins disclaim beneficial ownership of the shares of Common Stock owned by PC Elfun LLC except to the extent of their pecuniary interest therein. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

(b)	Percent of Class:

See responses to Item 11 on each cover page. All percentages calculated in this Schedule 13G are based upon an aggregate of 25,429,897 shares of common stock outstanding as disclosed in the Securities Purchase Agreement included as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2020.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

CUSIP No. 39036P209	13G	Page 8 of 11 Pages

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 39036P209	13G	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: March 5, 2020

PC ELFUN LLC By: Pine Crest Capital LLC Its: Manager

By:	/s/ Daniel J. Hopkins
Name:	Daniel J. Hopkins
Title:	Manager

PINE CREST CAPITAL LLC

By:	/s/ Daniel J. Hopkins
Name:	Daniel J. Hopkins
Title:	Manager

By:	/s/ Michael Hughes
Name:	Michael Hughes

By:	/s/ Daniel J. Hopkins
Name:	Daniel J. Hopkins

CUSIP No. 39036P209	13G	Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement dated as of March 5, 2020, by and among each of the Reporting Persons